PHILLIPS NIZER LLP
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                                                     August 8, 2006


VIA TELECOPY
------------

Securities and Exchange Commission
Washington, DC  20549-7010
Attn:  Melissa Campbell Duru, Esq.
Mail Stop 7010

       Re:     Golden River Resources Corporation
               Registration Statement on Form SB-2
               Filed July 7, 2006
               File No. 333-135633
               -----------------------------------

Ladies and Gentlemen:

     On behalf of our client, Golden River Resources Corporation, a Delaware corporation (the "Company"), we have attached hereto Amendment No. 1 to the Company's Registration Statement on Form SB-2. We have set forth below the Company's responses to the Staff's comment letter dated August 2, 2006 with respect to the Company's Registration Statement on Form SB-2. The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto. The following responses were previously provided to the Staff by letter dated August 4, 2006.

     General
     -------

     1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

     The Company believes that the proposed offering of shares issuable upon exercise of the Special Warrants and Warrants by RAB Special Situations (Master) Fund Limited ("RAB") is a valid secondary offering that may be effected pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the "Act").


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Securities and Exchange Commission
August 8, 2006
Page 2


As further discussed below, RAB is neither the parent nor a subsidiary of the Company and is not an affiliate of the Company. In addition, the facts and circumstances surrounding this offering will demonstrate that RAB is not acting as an underwriter to distribute the shares on behalf of the Company.

Background of the Transaction

     RAB is a closed end investment fund that seeks to generate investment returns by making investments for its own account in various companies. RAB is not registered as a broker-dealer and does hold itself out as an underwriter of securities. RAB has been a stockholder of the Company since April 2004 and has never sold any shares of the Company. RAB acquired the Special Warrants and Warrants from the Company in June 2006 in order to avoid being diluted by the issuance by the Company in May 2006 of 10 million shares of common stock and 20 million warrants to a third party in connection with the conversion of $1.5 million of debt into equity. There is no understanding or agreement between the Company and RAB with respect to the distribution of the shares issuable upon exercise of the Special Warrants and the Warrants. In order to avoid taking a valuation haircut for restricted securities, RAB negotiated registration rights for the shares issuable upon exercise of the Special Warrants and the Warrants.

Lack of Affiliate Status

     RAB is not an affiliate of the Company. RAB currently owns 6.3% of the issued and outstanding shares of common stock of the Company and does not have any representatives on the Board of Directors. On a fully diluted basis RAB would own 47.5% of the issued and outstanding common stock of the Company, however, the Warrants and Special Warrants provide that they cannot be exercised if they would cause RAB to own more than 9.99% of the issued and outstanding shares of common stock of the Company. Although RAB has the power to waive this provision upon 61 days prior written notice the existence of this limitation reflects RAB's intention to limit the number of shares that it can acquire and sell at any given time.

The Company May Not Receive Any Proceeds From the Offering

     The Company will not receive any proceeds in connection with the sale of 10 million shares issuable upon exercise of the Special Warrants and the Company may not receive any proceeds in connection with the sale of the 20 million shares issuable upon exercise of the Warrants if RAB exercises such Warrants utilizing the cashless exercise feature contained therein.

     Selling Stockholder, page 13
     ----------------------------

     2. Pursuant to the terms of the special warrants, it would appear that the special warrants are exercisable only through June 9, 2016. Your disclosure indicates the special warrants are exercisable at "at any time". Please review your disclosure in this section to indicate the expiration date specified in the special warrants.


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Securities and Exchange Commission
August 8, 2006
Page 3


     We have revised the disclosure under Selling Stockholders to indicate that the Special Warrants are exercisable until June 9, 2016, at which time all Warrants that have not been exercised will automatically convert into shares of common stock.

     3. Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over RAB Special Situations (Master) Fund Limited. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

     We have revised the disclosure under Selling Stockholders to indicate that "RAB Special Situations (Master) Fund Limited is organized under the laws of the Cayman Islands. Phillip Richards has sole investment and voting control over the securities."

     4. Please disclose if the selling stockholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

     We have been advised that RAB is neither a registered broker-dealer nor an affiliate of a registered broker-dealer.

     If possible, the Company would like to try to have the Form SB-2 declared effective on August 14, 2006. The Company intends to file a formal request for acceleration once it is advised by the Staff that the Staff does not have any further comments on the Form SB-2.


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Securities and Exchange Commission
August 8, 2006
Page 4


     If you have any questions concerning the foregoing responses, please contact the undersigned at 212-841-0700.


                                                     Very truly yours,

                                                     /s/ Brian Brodrick
                                                     ------------------

                                                     Brian Brodrick